

June 18, 2018

David G. Watumull
Chief Executive Officer
Cardax, Inc.
2800 Woodlawn Drive, Suite 129
Honolulu, HI 96822

Re: Cardax, Inc.
Schedule TO-I
Filed June 15, 2018
File No. 005-88125
Amendment No. 1 to Form S-4
Filed June 14, 2018
File No. 333-224619

Dear Mr. Watumull:

We have reviewed the amended registration statement and related response letter responding to our comment letter dated May 18, 2018 along with the related Schedule TO-I, and we have the following additional comments. References to page numbers below refer to the prospectus found in Amendment No. 1 to Form S-4.

Amendment No. 1 to Form S-4 filed June 14, 2018

General

1. We note your response to prior comment 5. Given that the Company has filed a Schedule TO in response to the comment, and given subsequent discussions with you via telephone call on Friday, June 15 and today, it is our understanding that the Company has acknowledged that it is subject to Exchange Act Rule 13e-4. In light of this development, it appears that the current plan for the Company to issue Exchange Shares to holders who have properly tendered Original Warrants and the Exchange Payment on a rolling first come, first served basis at any time prior to the Expiration Date is inconsistent with Rule 13e-4, including Rule 13e-4(f)(2). Please advise or revise accordingly. For illustrative purposes only, and without limitation, this would appear to implicate disclosure found on the prospectus cover page and pages 5, 59 and 63.

2.　　In addition, please ensure that the tender offer and related disclosure is compliant with the additional requirements set forth in Rule 13e-4, to the extent applicable. With a view towards disclosure, and given the applicability of Rule 13e-4(f)(2), please advise us what consideration the Company has given to providing disclosure discussing holders' withdrawal rights with respect to tendered securities.

3.　　Refer to the sixth paragraph on page 60 of the prospectus beginning with the language "If, for any reason whatsoever…" We remind the Company of its obligations pursuant to Rule 13e-4(f)(5).

　　Please contact Perry Hindin, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3444 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc:　　Richard M. Morris, Esq.